

For Immediate Release

For more information:
Rex S. Schuette
Chief Financial Officer
(706) 781-2266
Rex_Schuette@ucbi.com

UNITED COMMUNITY BANKS, INC. REPORTS
NET OPERATING LOSS OF $23.6 MILLION FOR FOURTH QUARTER 2010

- Net operating loss lowest since second quarter 2009
- Credit measures continue to improve; nonperforming assets lowest since 2008
- Allowance-to-loans ratio increases to 3.79 percent
- Core transaction deposits up 12 percent annualized

BLAIRSVILLE, GA – January 28, 2011 – United Community Banks, Inc. (NASDAQ: UCBI) today reported a net operating loss from continuing operations of $23.6 million, or 28 cents per diluted share, for the fourth quarter of 2010. The fourth quarter operating loss excludes a partial recovery of $11.8 million, or eight cents per diluted share, from a previously incurred fraud loss related to two failed real estate developments in western North Carolina. Including the recovery, the fourth quarter net loss was $16.4 million, or 20 cents per diluted share.

For 2010 and 2009, United's net operating losses from continuing operations were $143.4 million and $139.1 million, or $1.62 and $2.47 per diluted share, respectively. In the attached schedules, operating losses from continuing operations for all periods exclude consulting fee revenue and operating expenses of Brintech, Inc. during the periods it was owned by United. Also excluded is the gain from the sale of Brintech in the first quarter of 2010. The net income or loss from Brintech's discontinued operations is reported as a separate line in the consolidated statement of income.

In addition to excluding the fourth quarter partial recovery of the fraud loss from western North Carolina, the net operating loss from continuing operations for the full year 2010 excludes the $210.6 million non-cash charge for goodwill impairment. Including the partial recovery and goodwill impairment charge, United's net loss for the full year 2010 was $345.6 million, or $3.76 per diluted share.

The net operating loss from continuing operations for the full year 2009 excludes $95 million in non-cash charges for impairment of goodwill and $1.8 million in severance costs, net of taxes, relating to a reduction in work force. Also excluded is the $7.1 million gain, net of taxes, on the acquisition of Southern Community Bank in the second quarter 2009. These charges and gains were considered non-operating items and therefore were excluded from operating earnings. Including these non-operating items, United's net loss for 2009 was $228.3 million, or $3.95 per diluted share.

"We are encouraged by the improving trends in our credit quality indicators," said Jimmy Tallent, president and chief executive officer. "Credit quality improved from the third quarter in every measure, with nonperforming assets, net charge-offs and provision for loan losses falling to their lowest levels in many quarters. At the same time, the housing market and general economy within our footprint remain weak, so we look toward the future with guarded optimism."

Total loans were $4.6 billion at quarter-end, down $156 million from the end of the third quarter and down $547 million from a year ago. Residential construction loans were $695 million, or 15 percent of total loans, down $69 million from the end of the third quarter and down $355 million from a year ago. The decline in loans was net of new lending that totaled $78 million during the fourth quarter and $320 million for the full year, primarily commercial and small business loans in metropolitan Atlanta and north Georgia.

Taxable equivalent net interest revenue of $60.1 million was $3.8 million lower than the fourth quarter of 2009 due to the lower level of interest-earning assets. Average loans and securities declined $589 million and $175 million, respectively, from the fourth quarter of 2009. The net interest margin was 3.58 percent for the fourth quarter of 2010, up 18 basis points from a year ago and up one basis point from the third quarter.

"While remaining sharply focused on deposit and loan pricing, we've maintained liquidity significantly above historical levels in light of the uncertain times," Tallent said. "This excess liquidity lowered our margin by 30 basis points in the fourth quarter and 19 basis points in the third quarter."

"We grew core transaction deposits for the eighth consecutive quarter," Tallent continued. "The fourth quarter increase was $77 million, 12 percent on an annualized basis," Tallent continued. "This brought our 2010 core deposit growth to $291 million, a 12 percent increase."

"We continue to see tremendous core deposit growth opportunities in our markets due to disruption in the banking environment," Tallent said. "We have launched a new core deposit marketing initiative that stresses our strong customer service culture, and is already showing great promise."

The fourth quarter 2010 operating provision for loan losses decreased from $50.5 million in the third quarter and from $90 million a year ago, to $47.8 million in the fourth quarter. Operating net charge-offs continued their downward trend to $47.7 million in the fourth quarter, $2.3 million less than the third quarter and $36.9 million less than the fourth quarter of 2009. The operating provision for loan losses and operating net charge-offs for the fourth quarter of 2010 exclude the partial recovery of $11.8 million from the fraud loss incurred in 2007 in western North Carolina.

Non-performing assets decreased to $321 million at quarter-end from $348 million at September 30 and from $385 million at December 31, 2009.

Operating fee revenue was $12.4 million in the fourth quarter of 2010, compared to $14.4 million a year ago. The fourth quarter of 2009 included $2.0 million in securities gains which accounts for the decrease. Service charges and fees of $7.0 million were down $1.2 million, due primarily to lower overdraft fees resulting from recent regulatory changes that require customers to give consent before using United's overdraft services. Mortgage loan fees were up $217,000 from a year ago, to $1.9 million, due to higher refinancing activity resulting from low long-term interest rates. Other fee revenue increased $676,000 to $2.8 million, due primarily to the acceleration of deferred gains relating to the ineffectiveness of terminated cash flow hedges on certain prime-based loans.

Fourth quarter operating expenses were $64.9 million, up $4.8 million from a year ago due to higher foreclosed property costs. Foreclosed property costs were $20.6 million, a $6.2 million increase from the fourth quarter of 2009 reflecting additional losses from declining real estate values. Fourth quarter 2010 foreclosed property costs, including maintenance, property taxes and other related costs were even with last year at $4.8 million. Losses relating to the sale of properties totaled $7.8 million and write-downs of other foreclosed properties totaled $8.0 million. The losses and write-downs increased $451,000 and $5.8 million, respectively, compared to fourth quarter 2009, which helped expedite sales of foreclosed properties. Salary and benefit costs totaled $23.8 million, a decrease of $284,000 from last year due primarily to lower stock-based compensation expense. Other operating expenses decreased $530,000 from a year ago, to $3.9 million, due primarily to lower ATM network costs and appraisal fees.

The effective tax rate for the fourth quarter of 2010 was 43 percent, up slightly from the 40 percent in the third quarter due to the statute expiration of certain state tax returns and resulting release of related reserves. Absent the tax reserve adjustment, the effective tax rate would have been 40 percent, which is the expected effective rate for 2011.

As of December 31, 2010, the capital ratios for United were as follows: Tier 1 Risk Based of 9.7 percent; Leverage of 6.8 percent; and, Total Risk Based of 12.1 percent.

The quarterly average tangible equity-to-assets ratio was 8.8 percent and the tangible common equity-to-assets ratio was 6.4 percent.

"The last three years have been difficult, to state the obvious," Tallent said. "We are seeing encouraging signs, however; our credit metrics are moving in the right direction with several approaching their lowest levels since the beginning of the credit cycle in 2008. Core customer deposit growth has been the strongest in our history and we've made great strides increasing the net interest margin with deference to the need to maintain higher-than-normal levels of liquidity. We've rebalanced our loan portfolio by shrinking residential construction loans to 15 percent of the portfolio from a high of 35 percent."

"As to capital, we exceed regulatory well-capitalized levels but continue to evaluate alternatives to further strengthen our position," Tallent said. "We believe this course is prudent in light of the operating and regulatory environment, and are very pleased that these efforts have advanced substantially. We expect to announce a capital plan by the end of the first quarter of 2011."

Conference Call

United Community Banks will hold a conference call today, Friday, January 28, 2011, at 11 a.m. ET to discuss the contents of this news release and to share business highlights for the quarter. To access the call, dial (877) 380-5665 and use the password '35075160.' The conference call also will be webcast and can be accessed by selecting 'Calendar of Events' within the Investor Relations section of the company's website at www.ucbi.com.

About United Community Banks, Inc.

Headquartered in Blairsville, United Community Banks is the third-largest bank holding company in Georgia. United Community Banks has assets of $7.4 billion and operates 27 community banks with 106 banking offices throughout north Georgia, the Atlanta region, coastal Georgia, western North Carolina and east Tennessee. The Company specializes in providing personalized community banking services to individuals and small to mid-size businesses. United Community Banks also offers the convenience of 24-hour access through a network of ATMs, telephone and on-line banking. United Community Banks common stock is listed on the Nasdaq Global Select Market under the symbol UCBI. Additional information may be found at the Company's web site at www.ucbi.com.

Safe Harbor

This news release contains forward-looking statements, as defined by Federal Securities Laws, including statements about financial outlook and business environment. These statements are provided to assist in the understanding of future financial performance and such performance involves risks and uncertainties that may cause actual results to differ materially from those in such statements. Any such statements are based on current expectations and involve a number of risks and uncertainties. For a discussion of some factors that may cause such forward-looking statements to differ materially from actual results, please refer to the section entitled "Forward-Looking Statements" on page 3 of United Community Banks, Inc.'s annual report filed on Form 10-K with the Securities and Exchange Commission.

# # #

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2010 Fourth Quarter	Third Quarter	Second Quarter	First Quarter	2009 Fourth Quarter	Fourth Quarter 2010-2009 Change	For the Twelve Months Ended 2010	2009	YTD 2010-2009 Change
INCOME SUMMARY									
Interest revenue	$ 81,215	$ 84,360	$ 87,699	$ 89,849	$ 97,481		$ 343,123	$ 404,961	
Interest expense	21,083	24,346	26,072	28,570	33,552		100,071	159,734	
Net interest revenue	60,132	60,014	61,627	61,279	63,929	(6) %	243,052	245,227	(1) %
Operating provision for loan losses [1]	47,750	50,500	61,500	75,000	90,000		234,750	310,000	
Operating fee revenue [2]	12,442	12,861	11,579	11,666	14,447	(14)	48,548	50,964	(5)
Total operating revenue [1][2]	24,824	22,375	11,706	(2,055)	(11,624)		56,850	(13,809)	
Operating expenses [3]	64,918	64,906	58,308	54,820	60,126	8	242,952	217,050	12
Loss on sale of nonperforming assets	-	-	45,349	-	-		45,349	-	
Operating loss from continuing operations before taxes	(40,094)	(42,531)	(91,951)	(56,875)	(71,750)	44	(231,451)	(230,859)	
Operating income tax benefit	(16,520)	(16,706)	(32,419)	(22,417)	(31,687)		(88,062)	(91,754)	
Net operating loss from continuing operations [1][2][3]	(23,574)	(25,825)	(59,532)	(34,458)	(40,063)	41	(143,389)	(139,105)	(3)
Gain from acquisition, net of tax expense	-	-	-	-	-		-	7,062	
Noncash goodwill impairment charges	-	(210,590)	-	-	-		(210,590)	(95,000)	
Severance costs, net of tax benefit	-	-	-	-	-		-	(1,797)	
Partial reversal of fraud loss provision, net of tax expense	7,179	-	-	-	-		7,179	-	
(Loss) income from discontinued operations	-	-	-	(101)	228		(101)	513	
Gain from sale of subsidiary, net of income taxes and selling costs	-	-	-	1,266	-		1,266	-	
Net loss	(16,395)	(236,415)	(59,532)	(33,293)	(39,835)	59	(345,635)	(228,327)	(51)
Preferred dividends and discount accretion	2,586	2,581	2,577	2,572	2,567		10,316	10,242	
Net loss available to common shareholders	$ (18,981)	$ (238,996)	$ (62,109)	$ (35,865)	$ (42,402)		$ (355,951)	$ (238,569)	
PERFORMANCE MEASURES									
Per common share:									
Diluted operating loss from continuing operations [1][2][3]	$ (.28)	$ (.30)	$ (.66)	$ (.39)	$ (.45)	38	$ (1.62)	$ (2.47)	34
Diluted loss from continuing operations	(.20)	(2.52)	(.66)	(.39)	(.45)	56	(3.77)	(3.96)	5
Diluted loss	(.20)	(2.52)	(.66)	(.38)	(.45)	56	(3.76)	(3.95)	5
Stock dividends declared [7]	-	-	-	-	-		-	3 for 130	
Book value	4.84	5.14	7.71	7.95	8.36	(42)	4.84	8.36	(42)
Tangible book value [5]	4.76	5.05	5.39	5.62	6.02	(21)	4.76	6.02	(21)
Key performance ratios:									
Return on equity [4][6]	(17.16) %	(148.04) %	(35.89) %	(20.10) %	(22.08) %		(57.08) %	(34.40) %	
Return on assets [6]	(.89)	(12.47)	(3.10)	(1.70)	(1.91)		(4.53)	(2.76)	
Net interest margin [6]	3.58	3.57	3.60	3.49	3.40		3.56	3.29	
Operating efficiency ratio from continuing operations [2][3]	89.45	89.38	141.60	75.22	78.74		98.98	73.97	
Equity to assets	8.85	11.37	11.84	11.90	11.94		11.01	11.12	
Tangible equity to assets [5]	8.75	9.19	9.26	9.39	9.53		9.15	8.33	
Tangible common equity to assets [5]	6.35	6.78	6.91	7.13	7.37		6.80	6.15	
Tangible common equity to risk-weighted assets [5]	9.05	9.60	9.97	10.03	10.39		9.05	10.39	
ASSET QUALITY *									
Non-performing loans	$ 179,094	$ 217,766	$ 224,335	$ 280,802	$ 264,092		$ 179,094	$ 264,092	
Foreclosed properties	142,208	129,964	123,910	136,275	120,770		142,208	120,770	
Total non-performing assets (NPAs)	321,302	347,730	348,245	417,077	384,862		321,302	384,862	
Allowance for loan losses	174,695	174,613	174,111	173,934	155,602		174,695	155,602	
Operating net charge-offs [1]	47,668	49,998	61,323	56,668	84,585		215,657	276,669	
Allowance for loan losses to loans	3.79 %	3.67 %	3.57 %	3.48 %	3.02 %		3.79 %	3.02 %	
Operating net charge-offs to average loans [1][6]	4.03	4.12	4.98	4.51	6.37		4.42	5.03	
NPAs to loans and foreclosed properties	6.77	7.11	6.97	8.13	7.30		6.77	7.30	
NPAs to total assets	4.32	4.96	4.55	5.32	4.81		4.32	4.81	
AVERAGE BALANCES *($ in millions)*									
Loans	$ 4,768	$ 4,896	$ 5,011	$ 5,173	$ 5,357	(11)	$ 4,961	$ 5,548	(11)
Investment securities	1,354	1,411	1,532	1,518	1,529	(11)	1,453	1,656	(12)
Earning assets	6,680	6,676	6,854	7,085	7,487	(11)	6,822	7,465	(9)
Total assets	7,338	7,522	7,704	7,946	8,287	(11)	7,626	8,269	(8)
Deposits	6,294	6,257	6,375	6,570	6,835	(8)	6,373	6,713	(5)
Shareholders' equity	649	855	912	945	989	(34)	840	920	(9)
Common shares - basic *(thousands)*	94,918	94,679	94,524	94,390	94,219		94,624	60,374	
Common shares - diluted *(thousands)*	94,918	94,679	94,524	94,390	94,219		94,624	60,374	
AT PERIOD END *($ in millions)*									
Loans *	$ 4,604	$ 4,760	$ 4,873	$ 4,992	$ 5,151	(11)	$ 4,604	$ 5,151	(11)
Investment securities	1,490	1,310	1,488	1,527	1,530	(3)	1,490	1,530	(3)
Total assets	7,443	7,013	7,652	7,837	8,000	(7)	7,443	8,000	(7)
Deposits	6,469	5,999	6,330	6,488	6,628	(2)	6,469	6,628	(2)
Shareholders' equity	636	662	904	926	962	(34)	636	962	(34)
Common shares outstanding *(thousands)*	94,685	94,433	94,281	94,176	94,046		94,685	94,046	

[1] Excludes the partial reversal of a previously established provision for fraud-related loan losses of $11.8 million, net of tax expense of $4.6 million in 2010. Operating charge-offs also exclude the $11.8 million related partial recovery of the previously charged off amount. [2] Excludes the gain from acquisition of $11.4 million, (income tax expense of $4.3 million) in the second quarter of 2009 and revenue generated by discontinued operations in all periods presented. [3] Excludes goodwill impairment charges of $211 million in the third quarter of 2010 and $25 million and $70 million in the third and first quarters of 2009, respectively, severance costs of $2.9 million, (income tax benefit of $1.1 million) in the first quarter of 2009 and expenses relating to discontinued operations for all periods presented. [4] Net loss available to common shareholders, which is net of preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [5] Exclude effect of acquisition related intangibles and associated amortization. [6] Annualized. [7] Number of new shares issued for shares currently held.

* Excludes loans and foreclosed properties covered by loss sharing agreements with the FDIC.

UNITED COMMUNITY BANKS, INC.
Selected Financial Information
For the Years Ended December 31,

(in thousands, except per share data; taxable equivalent)	2010	2009	2008	2007	2006
INCOME SUMMARY					
Net interest revenue	$ 243,052	$ 245,227	$ 238,704	$ 274,483	$ 237,880
Operating provision for loan losses [1]	234,750	310,000	184,000	37,600	14,600
Operating fee revenue [2]	48,548	50,964	46,081	53,701	41,671
Total operating revenue [1][2]	56,850	(13,809)	100,785	290,584	264,951
Operating expenses [3]	242,952	217,050	200,335	181,730	155,306
Loss on sale of nonperforming assets	45,349	-	-	-	-
Operating (loss) income from continuing operations before taxes	(231,451)	(230,859)	(99,550)	108,854	109,645
Operating income taxes	(88,062)	(91,754)	(35,651)	40,266	41,249
Net operating (loss) income from continuing operations	(143,389)	(139,105)	(63,899)	68,588	68,396
Gain from acquisition, net of tax	-	7,062	-	-	-
Noncash goodwill impairment charges	(210,590)	(95,000)	-	-	-
Severance cost, net of tax benefit	-	(1,797)	-	-	-
Fraud loss provision and subsequent recovery, net of tax benefit	7,179	-	-	(10,998)	-
Net (loss) income from discontinued operations	(101)	513	449	403	419
Gain from sale of subsidiary, net of income taxes and selling costs	1,266	-	-	-	-
Net (loss) income	(345,635)	(228,327)	(63,450)	57,993	68,815
Preferred dividends and discount accretion	10,316	10,242	724	18	19
Net (loss) income available to common shareholders	$ (355,951)	$ (238,569)	$ (64,174)	$ 57,975	$ 68,796
PERFORMANCE MEASURES					
Per common share:					
Diluted operating (loss) earnings from continuing operations [1][2][3]	$ (1.62)	$ (2.47)	$ (1.36)	$ 1.47	$ 1.65
Diluted (loss) earnings from continuing operations	(3.77)	(3.96)	(1.36)	1.24	1.65
Diluted (loss) earnings	(3.76)	(3.95)	(1.35)	1.24	1.66
Cash dividends declared (rounded)	-	-	.18	.36	.32
Stock dividends declared [6]	-	3 for 130	2 for 130	-	-
Book value	4.84	8.36	16.95	17.73	14.37
Tangible book value [5]	4.76	6.02	10.39	10.94	10.57
Key performance ratios:					
Return on equity [4]	(57.08) %	(34.40) %	(7.82) %	7.79 %	13.28 %
Return on assets	(4.53)	(2.76)	(.76)	.75	1.09
Net interest margin	3.56	3.29	3.18	3.88	4.05
Operating efficiency ratio from continuing operations [2][3]	98.98	73.97	70.00	55.53	55.30
Equity to assets	11.01	11.12	10.22	9.61	8.06
Tangible equity to assets [5]	9.15	8.33	6.67	6.63	6.32
Tangible common equity to assets [5]	6.80	6.15	6.57	6.63	6.32
Tangible common equity to risk-weighted assets [5]	9.05	10.39	8.34	8.21	8.09
ASSET QUALITY *					
Non-performing loans	$ 179,094	$ 264,092	$ 190,723	$ 28,219	$ 12,458
Foreclosed properties	142,208	120,770	59,768	18,039	1,196
Total non-performing assets (NPAs)	321,302	384,862	250,491	46,258	13,654
Allowance for loan losses	174,695	155,602	122,271	89,423	66,566
Operating net charge-offs [1]	215,657	276,669	151,152	21,834	5,524
Allowance for loan losses to loans	3.79 %	3.02 %	2.14 %	1.51 %	1.24 %
Operating net charge-offs to average loans [1]	4.42	5.03	2.57	.38	.12
NPAs to loans and foreclosed properties	6.77	7.30	4.35	.78	.25
NPAs to total assets	4.32	4.81	2.92	.56	.19
AVERAGE BALANCES ($ in millions)					
Loans	$ 4,961	$ 5,548	$ 5,891	$ 5,735	$ 4,801
Investment securities	1,453	1,656	1,489	1,278	1,042
Earning assets	6,822	7,465	7,504	7,071	5,877
Total assets	7,626	8,269	8,319	7,731	6,287
Deposits	6,373	6,713	6,524	6,029	5,017
Shareholders' equity	840	920	850	743	507
Common shares - Basic *(thousands)*	94,624	60,374	47,369	45,948	40,413
Common shares - Diluted *(thousands)*	94,624	60,374	47,369	46,593	41,575
AT YEAR END ($ in millions)					
Loans *	$ 4,604	$ 5,151	$ 5,705	$ 5,929	$ 5,377
Investment securities	1,490	1,530	1,617	1,357	1,107
Total assets	7,443	8,000	8,592	8,207	7,101
Deposits	6,469	6,628	7,004	6,076	5,773
Shareholders' equity	636	962	989	832	617
Common shares outstanding *(thousands)*	94,685	94,046	48,009	46,903	42,891

[1] Excludes pre-tax provision for fraud-related loan losses and related charge-offs of $18 million, net of income tax benefit of $7 million in 2007 and subsequent recovery of $11.8 million, net of tax expense of $4.6 million in 2010. [2] Excludes the gain from acquisition of $11.4 million, net of income tax expense of $4.3 million in 2009. [3] Excludes the goodwill impairment charges of $211 million and $95 million in 2010 and 2009, respectively, and severance costs of $2.9 million, net of income tax benefit of $1.1 million in 2009. [4] Net (loss) income available to common shareholders, which is net of preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [5] Excludes effect of acquisition related intangibles and associated amortization. [6] Number of new shares issued for shares currently held.

* Excludes loans and foreclosed properties covered by loss sharing agreements with the FDIC.

UNITED COMMUNITY BANKS, INC.
Operating Earnings to GAAP Earnings Reconciliation
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2010 Fourth Quarter	Third Quarter	Second Quarter	First Quarter	2009 Fourth Quarter	For the Twelve Months Ended 2010	2009	2008	2007	2006
Interest revenue reconciliation										
Interest revenue - taxable equivalent	$ 81,215	$ 84,360	$ 87,699	$ 89,849	$ 97,481	$ 343,123	$ 404,961	$ 466,969	$ 550,917	$ 446,695
Taxable equivalent adjustment	(497)	(511)	(500)	(493)	(601)	(2,001)	(2,132)	(2,261)	(1,881)	(1,868)
Interest revenue (GAAP)	$ 80,718	$ 83,849	$ 87,199	$ 89,356	$ 96,880	$ 341,122	$ 402,829	$ 464,708	$ 549,036	$ 444,827
Net interest revenue reconciliation										
Net interest revenue - taxable equivalent	$ 60,132	$ 60,014	$ 61,627	$ 61,279	$ 63,929	$ 243,052	$ 245,227	$ 238,704	$ 274,483	$ 237,880
Taxable equivalent adjustment	(497)	(511)	(500)	(493)	(601)	(2,001)	(2,132)	(2,261)	(1,881)	(1,868)
Net interest revenue (GAAP)	$ 59,635	$ 59,503	$ 61,127	$ 60,786	$ 63,328	$ 241,051	$ 243,095	$ 236,443	$ 272,602	$ 236,012
Provision for loan losses reconciliation										
Operating provision for loan losses	$ 47,750	$ 50,500	$ 61,500	$ 75,000	$ 90,000	$ 234,750	$ 310,000	$ 184,000	$ 37,600	$ 14,600
Provision for special fraud-related loan loss and partial recovery	(11,750)	-	-	-	-	(11,750)	-	-	18,000	-
Provision for loan losses (GAAP)	$ 36,000	$ 50,500	$ 61,500	$ 75,000	$ 90,000	$ 223,000	$ 310,000	$ 184,000	$ 55,600	$ 14,600
Fee revenue reconciliation										
Operating fee revenue	$ 12,442	$ 12,861	$ 11,579	$ 11,666	$ 14,447	$ 48,548	$ 50,964	$ 46,081	$ 53,701	$ 41,671
Gain from acquisition	-	-	-	-	-	-	11,390	-	-	-
Fee revenue (GAAP)	$ 12,442	$ 12,861	$ 11,579	$ 11,666	$ 14,447	$ 48,548	$ 62,354	$ 46,081	$ 53,701	$ 41,671
Total revenue reconciliation										
Total operating revenue	$ 24,824	$ 22,375	$ 11,706	$ (2,055)	$ (11,624)	$ 56,850	$ (13,809)	$ 100,785	$ 290,584	$ 264,951
Taxable equivalent adjustment	(497)	(511)	(500)	(493)	(601)	(2,001)	(2,132)	(2,261)	(1,881)	(1,868)
Gain from acquisition	-	-	-	-	-	-	11,390	-	-	-
Provision for special fraud-related loan loss and partial recovery	11,750	-	-	-	-	11,750	-	-	(18,000)	-
Total revenue (GAAP)	$ 36,077	$ 21,864	$ 11,206	$ (2,548)	$ (12,225)	$ 66,599	$ (4,551)	$ 98,524	$ 270,703	$ 263,083
Expense reconciliation										
Operating expense	$ 64,918	$ 64,906	$ 103,657	$ 54,820	$ 60,126	$ 288,301	$ 217,050	$ 200,335	$ 181,730	$ 155,306
Noncash goodwill impairment charge	-	210,590	-	-	-	210,590	95,000	-	-	-
Severance costs	-	-	-	-	-	-	2,898	-	-	-
Operating expense (GAAP)	$ 64,918	$ 275,496	$ 103,657	$ 54,820	$ 60,126	$ 498,891	$ 314,948	$ 200,335	$ 181,730	$ 155,306
(Loss) income from continuing operations before taxes reconciliation										
Operating (loss) income from continuing operations before taxes	$ (40,094)	$ (42,531)	$ (91,951)	$ (56,875)	$ (71,750)	$ (231,451)	$ (230,859)	$ (99,550)	$ 108,854	$ 109,645
Taxable equivalent adjustment	(497)	(511)	(500)	(493)	(601)	(2,001)	(2,132)	(2,261)	(1,881)	(1,868)
Gain from acquisition	-	-	-	-	-	-	11,390	-	-	-
Noncash goodwill impairment charge	-	(210,590)	-	-	-	(210,590)	(95,000)	-	-	-
Severance costs	-	-	-	-	-	-	(2,898)	-	-	-
Provision for special fraud-related loan loss and partial recovery	11,750	-	-	-	-	11,750	-	-	(18,000)	-
(Loss) income from continuing operations before taxes (GAAP)	$ (28,841)	$ (253,632)	$ (92,451)	$ (57,368)	$ (72,351)	$ (432,292)	$ (319,499)	$ (101,811)	$ 88,973	$ 107,777
Income tax (benefit) expense reconciliation										
Operating income tax (benefit) expense	$ (16,520)	$ (16,706)	$ (32,419)	$ (22,417)	$ (31,687)	$ (88,062)	$ (91,754)	$ (35,651)	$ 40,266	$ 41,249
Taxable equivalent adjustment	(497)	(511)	(500)	(493)	(601)	(2,001)	(2,132)	(2,261)	(1,881)	(1,868)
Gain from acquisition, tax expense	-	-	-	-	-	-	4,328	-	-	-
Severance costs, tax benefit	-	-	-	-	-	-	(1,101)	-	-	-
Provision for special fraud-related loan loss and partial recovery, tax	4,571	-	-	-	-	4,571	-	-	(7,002)	-
Income tax (benefit) expense (GAAP)	$ (12,446)	$ (17,217)	$ (32,919)	$ (22,910)	$ (32,288)	$ (85,492)	$ (90,659)	$ (37,912)	$ 31,383	$ 39,381
Diluted (loss) income from continuing operations per common share reconciliation										
Diluted operating (loss) income from continuing operations per common share	$ (.28)	$ (.30)	$ (.66)	$ (.39)	$ (.45)	$ (1.62)	$ (2.47)	$ (1.36)	$ 1.47	$ 1.65
Gain from acquisition	-	-	-	-	-	-	.12	-	-	-
Noncash goodwill impairment charge	-	(2.22)	-	-	-	(2.23)	(1.58)	-	-	-
Severance costs	-	-	-	-	-	-	(.03)	-	-	-
Provision for special fraud-related loan loss and partial recovery	.08	-	-	-	-	.08	-	-	(.23)	-
Diluted (loss) income from continuing operations per common share (GAAP)	$ (.20)	$ (2.52)	$ (.66)	$ (.39)	$ (.45)	$ (3.77)	$ (3.96)	$ (1.36)	$ 1.24	$ 1.65
Book value per common share reconciliation										
Tangible book value per common share	$ 4.76	$ 5.05	$ 5.39	$ 5.62	$ 6.02	$ 4.76	$ 6.02	$ 10.39	$ 10.94	$ 10.57
Effect of goodwill and other intangibles	.08	.09	2.32	2.33	2.34	.08	2.34	6.56	6.79	3.80
Book value per common share (GAAP)	$ 4.84	$ 5.14	$ 7.71	$ 7.95	$ 8.36	$ 4.84	$ 8.36	$ 16.95	$ 17.73	$ 14.37
Efficiency ratio from continuing operations reconciliation										
Operating efficiency ratio from continuing operations	89.45 %	89.38 %	141.60 %	75.22 %	78.74 %	98.98 %	73.97 %	70.00 %	55.53 %	55.30 %
Gain from acquisition	-	-	-	-	-	-	(2.77)	-	-	-
Noncash goodwill impairment charge	-	290.00	-	-	-	72.29	31.17	-	-	-
Severance costs	-	-	-	-	-	-	.95	-	-	-
Efficiency ratio from continuing operations (GAAP)	89.45 %	379.38 %	141.60 %	75.22 %	78.74 %	171.27 %	103.32 %	70.00 %	55.53 %	55.30 %
Average equity to assets reconciliation										
Tangible common equity to assets	6.35 %	6.78 %	6.91 %	7.13 %	7.37 %	6.80 %	6.15 %	6.57 %	6.63 %	6.32 %
Effect of preferred equity	2.40	2.41	2.35	2.26	2.16	2.35	2.18	.10	-	-
Tangible equity to assets	8.75	9.19	9.26	9.39	9.53	9.15	8.33	6.67	6.63	6.32
Effect of goodwill and other intangibles	.10	2.18	2.58	2.51	2.41	1.86	2.79	3.55	2.98	1.74
Equity to assets (GAAP)	8.85 %	11.37 %	11.84 %	11.90 %	11.94 %	11.01 %	11.12 %	10.22 %	9.61 %	8.06 %
Actual tangible common equity to risk-weighted assets reconciliation										
Tangible common equity to risk-weighted assets	9.05 %	9.60 %	9.97 %	10.03 %	10.39 %	9.05 %	10.39 %	8.34 %	8.21 %	8.09 %
Effect of other comprehensive income	(.62)	(.81)	(.87)	(.85)	(.87)	(.62)	(.87)	(.91)	(.23)	.07
Effect of deferred tax limitation	(3.34)	(2.94)	(2.47)	(1.75)	(1.27)	(3.34)	(1.27)	-	-	-
Effect of trust preferred	1.06	1.06	1.03	1.00	.97	1.06	.97	.88	.65	.81
Effect of preferred equity	3.52	3.51	3.41	3.29	3.19	3.52	3.19	2.90	-	.01
Tier I capital ratio (Regulatory)	9.67 %	10.42 %	11.07 %	11.72 %	12.41 %	9.67 %	12.41 %	11.21 %	8.63 %	8.98 %
Net charge-offs reconciliation										
Operating net charge-offs	$ 47,668	$ 49,998	$ 61,323	$ 56,668	$ 84,585	$ 215,657	$ 276,669	$ 151,152	$ 21,834	$ 5,524
Fraud related charge-offs and subsequent partial recovery	(11,750)	-	-	-	-	(11,750)	-	-	18,000	-
Net charge-offs (GAAP)	$ 35,918	$ 49,998	$ 61,323	$ 56,668	$ 84,585	$ 203,907	$ 276,669	$ 151,152	$ 39,834	$ 5,524
Net charge-offs to average loans reconciliation										
Operating net charge-offs to average loans	4.03 %	4.12 %	4.98 %	4.51 %	6.37 %	4.42 %	5.03 %	2.57 %	.38 %	.12 %
Effect of fraud related charge offs and subsequent partial recovery	(1.00)	-	-	-	-	(.25)	-	-	.31	-
Net charge-offs to average loans (GAAP)	3.03 %	4.12 %	4.98 %	4.51 %	6.37 %	4.17 %	5.03 %	2.57 %	.69 %	.12 %

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Loan Portfolio Composition at Period-End [1]

(in millions)	2010 Fourth Quarter		2010 Third Quarter		2010 Second Quarter		2010 First Quarter		2009 Fourth Quarter		Linked Quarter Change		Year over Year Change
LOANS BY CATEGORY													
Commercial (sec. by RE)	$	1,761	$	1,781	$	1,780	$	1,765	$	1,779	$ (20)	$	(18)
Commercial construction		297		310		342		357		363	(13)		(66)
Commercial & industrial		441		456		441		381		390	(15)		51
Total commercial		2,499		2,547		2,563		2,503		2,532	(48)		(33)
Residential construction		695		764		820		960		1,050	(69)		(355)
Residential mortgage		1,279		1,316		1,356		1,390		1,427	(37)		(148)
Consumer / installment		131		133		134		139		142	(2)		(11)
Total loans	$	4,604	$	4,760	$	4,873	$	4,992	$	5,151	(156)		(547)
LOANS BY MARKET													
Atlanta MSA	$	1,310	$	1,365	$	1,373	$	1,404	$	1,435	(55)		(125)
Gainesville MSA		312		316		343		372		390	(4)		(78)
North Georgia		1,689		1,755		1,808		1,814		1,884	(66)		(195)
Western North Carolina		702		719		738		756		772	(17)		(70)
Coastal Georgia		335		345		356		388		405	(10)		(70)
East Tennessee		256		260		255		258		265	(4)		(9)
Total loans	$	4,604	$	4,760	$	4,873	$	4,992	$	5,151	(156)		(547)
RESIDENTIAL CONSTRUCTION													
Dirt loans													
Acquisition & development	$	174	$	190	$	214	$	290	$	332	(16)		(158)
Land loans		99		104		110		124		127	(5)		(28)
Lot loans		275		303		311		321		336	(28)		(61)
Total		548		597		635		735		795	(49)		(247)
House loans													
Spec		97		109		125		153		178	(12)		(81)
Sold		50		58		60		72		77	(8)		(27)
Total		147		167		185		225		255	(20)		(108)
Total residential construction	$	695	$	764	$	820	$	960	$	1,050	(69)		(355)
RESIDENTIAL CONSTRUCTION - ATLANTA MSA													
Dirt loans													
Acquisition & development	$	30	$	34	$	40	$	66	$	76	(4)		(46)
Land loans		23		27		32		43		43	(4)		(20)
Lot loans		32		45		39		47		52	(13)		(20)
Total		85		106		111		156		171	(21)		(86)
House loans													
Spec		38		42		48		58		68	(4)		(30)
Sold		10		11		10		14		16	(1)		(6)
Total		48		53		58		72		84	(5)		(36)
Total residential construction	$	133	$	159	$	169	$	228	$	255	(26)		(122)

[1] Excludes total loans of $68.2 million, $75.2 million, $80.8 million, $79.5 million and $85.1 million as of December 31, 2010, September 30, 2010, June 30, 2010, March 31, 2010 and December 31, 2009, respectively, that are covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

UNITED COMMUNITY BANKS, INC.
Financial Highlights

Loan Portfolio Composition at Year-End [1]

(in millions)	2010		2009		2008		2007		2006	
LOANS BY CATEGORY										
Commercial (sec. by RE)	$	1,761	$	1,779	$	1,627	$	1,476	$	1,230
Commercial construction		297		363		500		527		469
Commercial & industrial		441		390		410		418		296
Total commercial		2,499		2,532		2,537		2,421		1,995
Residential construction		695		1,050		1,479		1,829		1,864
Residential mortgage		1,279		1,427		1,526		1,502		1,338
Consumer / installment		131		142		163		177		180
Total loans	$	4,604	$	5,151	$	5,705	$	5,929	$	5,377
LOANS BY MARKET										
Atlanta MSA	$	1,310	$	1,435	$	1,706	$	2,002	$	1,651
Gainesville MSA		312		390		420		399		354
North Georgia		1,689		1,884		2,040		2,060		2,034
Western North Carolina		702		772		810		806		773
Coastal Georgia		335		405		464		416		358
East Tennessee		256		265		265		246		207
Total loans	$	4,604	$	5,151	$	5,705	$	5,929	$	5,377

[1] Excludes total loans of $68.2 million and $85.1 million as of December 31, 2010 and 2009, respectively, that are covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality [1]

(in thousands)	Fourth Quarter 2010			Third Quarter 2010			Second Quarter 2010		
	Non-performing Loans	Foreclosed Properties	Total NPAs	Non-performing Loans	Foreclosed Properties	Total NPAs	Non-performing Loans	Foreclosed Properties	Total NPAs
NPAs BY CATEGORY									
Commercial (sec. by RE)	$ 44,927	$ 23,659	$ 68,586	$ 53,646	$ 14,838	$ 68,484	$ 56,013	$ 13,297	$ 69,310
Commercial construction	21,374	17,808	39,182	17,279	15,125	32,404	17,872	11,339	29,211
Commercial & industrial	5,611	-	5,611	7,670	-	7,670	7,245	-	7,245
Total commercial	71,912	41,467	113,379	78,595	29,963	108,558	81,130	24,636	105,766
Residential construction	54,505	78,231	132,736	79,321	73,206	152,527	88,375	74,444	162,819
Residential mortgage	51,083	22,510	73,593	58,107	26,795	84,902	53,175	24,830	78,005
Consumer / installment	1,594	-	1,594	1,743	-	1,743	1,655	-	1,655
Total NPAs	$ 179,094	$ 142,208	$ 321,302	$ 217,766	$ 129,964	$ 347,730	$ 224,335	$ 123,910	$ 348,245
Balance as a % of Unpaid Principal	67.2%	64.4%	65.9%	70.0%	65.9%	68.4%	69.4%	71.9%	70.3%
NPAs BY MARKET									
Atlanta MSA	$ 48,289	$ 41,154	$ 89,443	$ 65,304	$ 32,785	$ 98,089	$ 74,031	$ 30,605	$ 104,636
Gainesville MSA	5,171	9,273	14,444	11,905	5,685	17,590	10,730	2,750	13,480
North Georgia	83,551	66,211	149,762	92,295	67,439	159,734	102,198	60,597	162,795
Western North Carolina	25,832	11,553	37,385	31,545	11,559	43,104	22,776	11,473	34,249
Coastal Georgia	11,145	11,901	23,046	10,611	10,951	21,562	8,341	16,548	24,889
East Tennessee	5,106	2,116	7,222	6,106	1,545	7,651	6,259	1,937	8,196
Total NPAs	$ 179,094	$ 142,208	$ 321,302	$ 217,766	$ 129,964	$ 347,730	$ 224,335	$ 123,910	$ 348,245
NPA ACTIVITY									
Beginning Balance	$ 217,766	$ 129,964	$ 347,730	$ 224,335	$ 123,910	$ 348,245	$ 280,802	$ 136,275	$ 417,077
Loans placed on non-accrual	81,023	-	81,023	119,783	-	119,783	155,007	-	155,007
Payments received	(7,250)	-	(7,250)	(11,469)	-	(11,469)	(12,189)	-	(12,189)
Loan charge-offs	(47,913)	-	(47,913)	(52,647)	-	(52,647)	(62,693)	-	(62,693)
Foreclosures	(61,432)	61,432	-	(59,844)	59,844	-	(66,994)	66,994	-
Capitalized costs	-	170	170	-	601	601	-	305	305
Note / property sales	(3,100)	(33,509)	(36,609)	(2,392)	(40,203)	(42,595)	(69,598)	(68,472)	(138,070)
Write downs	-	(8,031)	(8,031)	-	(7,051)	(7,051)	-	(6,094)	(6,094)
Net losses on sales	-	(7,818)	(7,818)	-	(7,137)	(7,137)	-	(5,098)	(5,098)
Ending Balance	$ 179,094	$ 142,208	$ 321,302	$ 217,766	$ 129,964	$ 347,730	$ 224,335	$ 123,910	$ 348,245

(in thousands)	Fourth Quarter 2010 [3]		Third Quarter 2010		Second Quarter 2010	
	Net Charge-Offs	Net Charge-Offs to Average Loans [2]	Net Charge-Offs	Net Charge-Offs to Average Loans [2]	Net Charge-Offs	Net Charge-Offs to Average Loans [2]
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec. by RE)	$ 6,493	1.45 %	$ 14,212	3.16 %	$ 9,757	2.21 %
Commercial construction	3,924	5.12	1,972	2.40	1,460	1.67
Commercial & industrial	2,891	2.54	1,207	1.07	867	.85
Total commercial	13,308	2.09	17,391	2.70	12,084	1.91
Residential construction	24,497	13.28	23,934	11.99	41,515	18.71
Residential mortgage	9,176	2.80	7,695	2.29	6,517	1.90
Consumer / installment	687	2.06	978	2.90	1,207	3.53
Total	$ 47,668	4.03	$ 49,998	4.12	$ 61,323	4.98
NET CHARGE-OFFS BY MARKET						
Atlanta MSA	$ 15,222	4.48 %	$ 13,753	3.97 %	$ 16,926	4.85 %
Gainesville MSA	3,434	4.37	1,143	1.40	2,547	3.01
North Georgia	18,537	4.26	26,554	5.92	28,100	6.19
Western North Carolina	5,154	2.87	5,509	2.99	7,194	3.86
Coastal Georgia	3,670	4.27	2,702	3.05	5,581	6.07
East Tennessee	1,651	2.53	337	.52	975	1.53
Total	$ 47,668	4.03	$ 49,998	4.12	$ 61,323	4.98

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

[2] Annualized.

[3] North Carolina residential construction net charge offs for the fourth quarter of 2010 exclude a $11.8 million partial recovery of a 2007 fraud-related charge-off.

UNITED COMMUNITY BANKS, INC.

Consolidated Statement of Income *(Unaudited)*

(in thousands, except per share data)	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2010	2009	2010	2009
Interest revenue:				
Loans, including fees	$ 66,659	$ 78,064	$ 277,904	$ 322,509
Investment securities, including tax exempt of $251, $336, $1,137 and $1,322	13,215	17,313	59,958	77,370
Federal funds sold, commercial paper and deposits in banks	844	1,503	3,260	2,950
Total interest revenue	80,718	96,880	341,122	402,829
Interest expense:				
Deposits:				
NOW	1,662	2,315	6,966	11,023
Money market	2,036	2,328	7,552	9,545
Savings	81	105	331	483
Time	12,868	24,026	66,883	120,326
Total deposit interest expense	16,647	28,774	81,732	141,377
Federal funds purchased, repurchase agreements and other short-term borrowings	1,073	1,081	4,235	2,842
Federal Home Loan Bank advances	608	1,045	3,355	4,622
Long-term debt	2,755	2,652	10,749	10,893
Total interest expense	21,083	33,552	100,071	159,734
Net interest revenue	59,635	63,328	241,051	243,095
Provision for loan losses	36,000	90,000	223,000	310,000
Net interest revenue after provision for loan losses	23,635	(26,672)	18,051	(66,905)
Fee revenue:				
Service charges and fees	7,039	8,257	30,127	30,986
Mortgage loan and other related fees	1,868	1,651	7,019	8,959
Brokerage fees	778	443	2,662	2,085
Securities gains, net	-	2,015	2,552	2,756
Gain from acquisition	-	-	-	11,390
Losses from prepayment of borrowings	-	-	(2,233)	-
Other	2,757	2,081	8,421	6,178
Total fee revenue	12,442	14,447	48,548	62,354
Total revenue	36,077	(12,225)	66,599	(4,551)
Operating expenses:				
Salaries and employee benefits	23,777	24,061	96,618	101,568
Communications and equipment	3,377	3,819	13,781	14,676
Occupancy	4,024	4,003	15,394	15,653
Advertising and public relations	1,102	958	4,625	3,950
Postage, printing and supplies	1,063	1,307	4,072	5,040
Professional fees	3,016	2,646	9,254	11,480
Foreclosed property	20,602	14,391	65,707	32,365
FDIC assessments and other regulatory charges	3,299	3,711	13,747	16,004
Amortization of intangibles	771	813	3,160	3,104
Other	3,887	4,417	16,594	13,210
Loss on sale of nonperforming assets	-	-	45,349	-
Goodwill impairment	-	-	210,590	95,000
Severance costs	-	-	-	2,898
Total operating expenses	64,918	60,126	498,891	314,948
Loss from continuing operations before income taxes	(28,841)	(72,351)	(432,292)	(319,499)
Income tax benefit	(12,446)	(32,288)	(85,492)	(90,659)
Net loss from continuing operations	(16,395)	(40,063)	(346,800)	(228,840)
(Loss) income from discontinued operations, net of income taxes	-	228	(101)	513
Gain from sale of subsidiary, net of income taxes and selling costs	-	-	1,266	-
Net loss	(16,395)	(39,835)	(345,635)	(228,327)
Preferred stock dividends and discount accretion	2,586	2,567	10,316	10,242
Net loss available to common shareholders	$ (18,981)	$ (42,402)	$ (355,951)	$ (238,569)
Loss from continuing operations per common share - Basic / Diluted	$ (.20)	$ (.45)	$ (3.77)	$ (3.96)
Loss per common share - Basic / Diluted	(.20)	(.45)	(3.76)	(3.95)
Weighted average common shares outstanding - Basic / Diluted	94,918	94,219	94,624	60,374

UNITED COMMUNITY BANKS, INC.
Consolidated Balance Sheet

(in thousands, except share and per share data)	December 31, 2010 (unaudited)	December 31, 2009 (unaudited)
ASSETS		
Cash and due from banks	$ 95,994	$ 126,265
Interest-bearing deposits in banks	111,901	120,382
Federal funds sold, commercial paper and short-term investments	441,562	129,720
Cash and cash equivalents	649,457	376,367
Securities available for sale	1,224,417	1,530,047
Securities held to maturity (fair value $267,988)	265,807	-
Mortgage loans held for sale	35,908	30,226
Loans, net of unearned income	4,604,126	5,151,476
Less allowance for loan losses	174,695	155,602
Loans, net	4,429,431	4,995,874
Assets covered by loss sharing agreements with the FDIC	131,887	185,938
Premises and equipment, net	178,239	182,038
Accrued interest receivable	24,299	33,867
Goodwill and other intangible assets	11,446	225,196
Foreclosed property	142,208	120,770
Other assets	350,097	319,591
Total assets	$ 7,443,196	$ 7,999,914
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Demand	$ 793,414	$ 707,826
NOW	1,424,781	1,335,790
Money market	891,252	713,901
Savings	183,894	177,427
Time:		
Less than $100,000	1,496,700	1,746,511
Greater than $100,000	1,002,359	1,187,499
Brokered	676,772	758,880
Total deposits	6,469,172	6,627,834
Federal funds purchased, repurchase agreements, and other short-term borrowings	101,067	101,389
Federal Home Loan Bank advances	55,125	114,501
Long-term debt	150,146	150,066
Accrued expenses and other liabilities	32,171	43,803
Total liabilities	6,807,681	7,037,593
Shareholders' equity:		
Preferred stock, $1 par value; 10,000,000 shares authorized;		
Series A; $10 stated value; 21,700 shares issued and outstanding	217	217
Series B; $1,000 stated value; 180,000 shares issued and outstanding	175,711	174,408
Common stock, $1 par value; 200,000,000 shares authorized;		
94,685,003 and 94,045,603 shares issued and outstanding	94,685	94,046
Common stock issuable; 336,437 and 221,906 shares	3,894	3,597
Capital surplus	665,496	622,034
(Accumulated deficit) retained earnings	(335,567)	20,384
Accumulated other comprehensive income	31,079	47,635
Total shareholders' equity	635,515	962,321
Total liabilities and shareholders' equity	$ 7,443,196	$ 7,999,914

UNITED COMMUNITY BANKS, INC.

Average Consolidated Balance Sheets and Net Interest Analysis

For the Three Months Ended December 31,

(dollars in thousands, taxable equivalent)	2010			2009		
	Average Balance	Interest	Avg. Rate	Average Balance	Interest	Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [1][2]	$4,768,120	$66,750	5.55 %	$5,357,150	$78,088	5.78 %
Taxable securities [3]	1,327,999	12,964	3.90	1,496,251	16,947	4.53
Tax-exempt securities [1][3]	25,917	410	6.33	32,554	599	7.36
Federal funds sold and other interest-earning assets	558,143	1,091	.78	600,835	1,847	1.23
Total interest-earning assets	6,680,179	81,215	4.83	7,486,790	97,481	5.17
Non-interest-earning assets:						
Allowance for loan losses	(185,300)			(162,203)		
Cash and due from banks	112,923			107,153		
Premises and equipment	178,729			182,790		
Other assets [3]	551,340			672,014		
Total assets	$7,337,871			$8,286,544		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$1,436,976	$1,662	.46	$1,334,578	$2,315	.69
Money market	870,884	2,036	.93	726,680	2,328	1.27
Savings	184,651	81	.17	178,191	105	.23
Time less than $100,000	1,489,933	6,292	1.68	1,812,823	10,952	2.40
Time greater than $100,000	1,010,104	4,736	1.86	1,215,579	8,074	2.64
Brokered	491,477	1,840	1.49	844,462	5,000	2.35
Total interest-bearing deposits	5,484,025	16,647	1.20	6,112,313	28,774	1.87
Federal funds purchased and other borrowings	102,830	1,073	4.14	105,130	1,081	4.08
Federal Home Loan Bank advances	58,712	608	4.11	156,979	1,045	2.64
Long-term debt	150,137	2,755	7.28	150,060	2,652	7.01
Total borrowed funds	311,679	4,436	5.65	412,169	4,778	4.60
Total interest-bearing liabilities	5,795,704	21,083	1.44	6,524,482	33,552	2.04
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	809,604			722,739		
Other liabilities	83,452			50,044		
Total liabilities	6,688,760			7,297,265		
Shareholders' equity	649,111			989,279		
Total liabilities and shareholders' equity	$7,337,871			$8,286,544		
Net interest revenue		$60,132			$63,929	
Net interest-rate spread			3.39 %			3.13 %
Net interest margin [4]			3.58 %			3.40 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued.

[3] Securities available for sale are shown at amortized cost. Pretax unrealized gains of $40.8 million in 2010 and $22.1 million in 2009 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

UNITED COMMUNITY BANKS, INC.

Average Consolidated Balance Sheets and Net Interest Analysis

For the Twelve Months Ended December 31,

(dollars in thousands, taxable equivalent)	2010 Average Balance	Interest	Avg. Rate	2009 Average Balance	Interest	Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [1][2]	$4,960,805	$278,149	5.61 %	$5,547,915	$322,284	5.81 %
Taxable securities [3]	1,425,322	58,821	4.13	1,626,032	76,048	4.68
Tax-exempt securities [1][3]	27,827	1,860	6.68	30,460	2,164	7.10
Federal funds sold and other interest-earning assets	408,359	4,293	1.05	260,232	4,465	1.72
Total interest-earning assets	6,822,313	343,123	5.03	7,464,639	404,961	5.43
Non-interest-earning assets:						
Allowance for loan losses	(190,227)			(146,535)		
Cash and due from banks	106,582			105,127		
Premises and equipment	180,379			180,381		
Other assets [3]	706,586			665,775		
Total assets	$7,625,633			$8,269,387		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$1,360,729	$ 6,966	.51	$1,297,139	$ 11,023	.85
Money market	780,982	7,552	.97	589,389	9,545	1.62
Savings	184,479	331	.18	177,410	483	.27
Time less than $100,000	1,581,750	30,260	1.91	1,891,774	56,811	3.00
Time greater than $100,000	1,084,967	23,114	2.13	1,306,302	42,518	3.25
Brokered	610,483	13,509	2.21	756,122	20,997	2.78
Total interest-bearing deposits	5,603,390	81,732	1.46	6,018,136	141,377	2.35
Federal funds purchased and other borrowings	103,479	4,235	4.09	177,589	2,842	1.60
Federal Home Loan Bank advances	90,137	3,355	3.72	220,468	4,622	2.10
Long-term debt	150,107	10,749	7.16	150,604	10,893	7.23
Total borrowed funds	343,723	18,339	5.34	548,661	18,357	3.35
Total interest-bearing liabilities	5,947,113	100,071	1.68	6,566,797	159,734	2.43
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	769,395			694,469		
Other liabilities	69,367			88,490		
Total liabilities	6,785,875			7,349,756		
Shareholders' equity	839,758			919,631		
Total liabilities and shareholders' equity	$7,625,633			$8,269,387		
Net interest revenue		$243,052			$245,227	
Net interest-rate spread			3.35 %			3.00 %
Net interest margin [4]			3.56 %			3.29 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued.

[3] Securities available for sale are shown at amortized cost. Pretax unrealized gains of $43.2 million in 2010 and $15.3 million in 2009 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.